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June 29, 2010	Andrew D. Wilkins 617-951-7392 617-235-9303 fax andrew.wilkins@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling
Re: GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On June 14, 2010, Linda Stirling of the staff of the Securities and Exchange Commission (the “Staff Reviewer”) provided oral comments to Thomas R. Hiller, Elizabeth J. Reza, and Andrew Wilkins of Ropes & Gray LLP regarding Post-Effective Amendment No. 140 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 176 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 140/176”).
Certain comments regarding Amendment No. 140/176 were addressed to the Staff Reviewer’s satisfaction during our conversation on June 14, 2010. The Staff Reviewer requested that the Registrant respond to the remaining comments via EDGAR correspondence on the date the Registrant submits its Rule 485(b) filing. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 140/176 are set forth below.
GMO Trust Multiclass Prospectus (the “Prospectus”)
All Funds
Investment Objectives
1. For each Fund with an investment objective of “total return,” please confirm that the Prospectus explains that the term indicates an objective of obtaining both capital appreciation and income. Please also explain how each Fund’s principal investment strategies generate capital appreciation and income and, if necessary, supplement the strategy disclosure accordingly.

Securities and Exchange Commission	June 29, 2010
Response: A statement that total return includes both capital appreciation and income is located in the Prospectus under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses” – “Certain Definitions.” The Registrant notes that equity and fixed income securities and other investments offer potential for both capital appreciation and income for a Fund with total return as an investment objective. The Registrant also notes that to the extent an investor is interested in the specific contributions of capital appreciation and income to a Fund’s total return during each of the Fund’s five most recent fiscal years, such information is presented in the “Financial Highlights” table of the Prospectus. For these reasons, the Registrant believes that these Funds’ investment objectives and strategy disclosures are appropriate.
2. For each Fund that seeks to achieve its investment objective by outperforming its benchmark and includes a second sentence under “Investment objective” to that effect, please move this second sentence from the “Investment objective” section to “Principal investment strategies” because such disclosure is more suitable under the principal investment strategies disclosure.
Response: The requested change has been made.
Fees and Expenses
3. Under “Annual Fund operating expenses,” please replace each reference to “Net Annual Fund Operating Expenses” with an appropriate descriptive caption permitted by Instruction 3(e) to Item 3 of Form N-1A.
Response: The requested change has been made.
4. In describing each Fund’s contractual expenses reimbursements under “Annual Fund operating expenses,” please describe who can terminate the reimbursement arrangements and under what circumstances in accordance with Instruction 3(e) to Item 3 of Form N-1A.
Response: The requested change has been made.
5. Under “Annual Fund operating expenses,” please consider combining footnotes describing a Fund’s management fee waivers, shareholder service fee waivers, and expense reimbursement arrangements.
Response: The requested change has been made.
6. Under “Example,” please delete from the narrative explanation and, if necessary, include elsewhere in the Prospectus the disclosure stating that the Example assumes “that all dividends and distributions are reinvested” because such disclosure is not explicitly permitted by Item 3 of Form N-1A.

Securities and Exchange Commission	June 29, 2010
Response: The requested change has been made.
7. Under “Portfolio turnover,” please delete the last sentence from the narrative explanation and, if necessary, include elsewhere in the Prospectus disclosure that portfolio turnover is not a principal limiting consideration when the Funds’ investment manager makes investment decisions for the Funds because such disclosure is not explicitly permitted by Item 3 of Form N-1A.
Response: The requested change has been made.
Principal Investment Strategies and Principal Risks
8. Please delete the cross-references to other sections of the Prospectus or, alternatively, please explain why using cross-references is appropriate.
Response: The Registrant believes that the inclusion of select cross-references in the Prospectus is useful and appropriate to inform readers of important information included in separate sections of the Prospectus that may be relevant to an investor’s decision to purchase or sell Fund shares. The Registrant notes that it does not intend to use standalone summary prospectuses for the Funds and that all prospective purchasers of Fund shares will be reviewing the risk-return summary as part of the Fund’s statutory prospectus, and readers will be able to easily reference the cross-referenced material. The Registrant also believes its use of cross-references is consistent with Instruction 2(a) of Form N-1A, which provides that cross-references in a prospectus are most useful when their use “assists investors in understanding the information presented.”
Principal Investment Strategies
9. Please explain the use of the term “indirectly” when discussing a Fund’s direct and indirect investments or, alternatively, please explain why the meaning of the term will be clear to the Funds’ typical investors.
Response: The requested change has been made by adding disclosure about each Fund’s indirect investments. The Registrant also notes that the terms “invest” and “investments” are defined and discussed in greater detail under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses – “Certain Definitions.”
10. Please move the disclosure relating to temporary defensive positions from each Fund’s summary of principal investment strategies to the section of the Prospectus provided in response to Item 9 of Form N-1A.
Response: The requested change has been made.

Securities and Exchange Commission	June 29, 2010
11. Please move the disclosure that certain Funds are not intended to serve as standalone investment products and are available for investment by other GMO Funds and other GMO asset allocation clients from each Fund’s summary of principal investment strategies to the section of the Prospectus provided in response to Item 9 of Form N-1A.
Response: The requested change has been made.
12. For each Fund that is not currently pursuing an active investment program and is not accepting orders for the purchase of shares, please move the disclosure to that effect from each Fund’s summary of principal investment strategies to the separate section of the Prospectus relating to investment minimums of the Funds provided in response to Item 6 of Form N-1A. Please also consider clarifying the distribution practices of these Funds.
Response: The Registrant believes that disclosing that a Fund is not pursuing an active investment program complies with the requirements of Item 4(a) of Form N-1A to identify the Fund’s principal investment strategies. In addition, the Registrant believes that this information is important for Fund shareholders. The Registrant also notes that the “Distributions and Taxes” section of the Prospectus discloses that dividends and/or distributions are typically reinvested in additional shares of the relevant Fund, at net asset value, unless a shareholder elects to receive cash.
13. For each Fund subject to “Fund of Funds Risk,” please describe in further detail how the risk is linked to the Funds’ principal investment strategies by describing the underlying funds in which the Fund invests.
Response: The requested change has been made.
Principal Risks
14. In the “Principal risks of investing in the Fund” section for each Fund, please explain why certain principal risks are bulleted and discussed in more detail than other principal risks described in parenthetical format at the end of the section.
Response: The Registrant notes that bulleted principal risks represent principal risks that the Funds’ portfolio managers believe merit particular emphasis in light of the Funds’ principal investment strategies.
15. For each Fund subject to “Derivatives Risk,” which currently states that the use of derivatives by the Fund involves risks different from, and potentially greater than, risks associated with direct investments in securities and other investments by the Fund, please provide additional information regarding the specific risks associated with derivatives.
Response: The requested change has been made.

Securities and Exchange Commission	June 29, 2010
16. For each Fund that is a non-diversified fund under the 1940 Act, please consider disclosing this fact more prominently.
Response: The requested change has been made.
Performance
17. Please delete from the narrative explanation preceding the bar chart and annual total returns table and, if necessary, include elsewhere in the Prospectus disclosure that performance results take into account payment of Fund expenses because such disclosure is not permitted by Item 4 of Form N-1A.
Response: The requested change has been made.
18. Please delete from the narrative explanation preceding the bar chart and annual total returns table current disclosure relating to whether the Funds’ performance benchmarks or other comparative indices reflect deduction of fees, expenses, and/or taxes and disclose this information instead in a parenthetical adjacent to each comparative index in the “Average Annual Total Returns” table.
Response: The requested change has been made.
19. Please disclose information relating to a Fund’s or share class’ operating and/or performance history in a footnote to the “Annual Total Return” bar chart and/or “Average Annual Total Returns” table, as applicable, rather than in the narrative explanation preceding the table.
Response: The requested change has been made.
U.S. Equity Funds and International Equity Funds
(other than Currency Hedged International Equity Fund, Foreign Fund, and Foreign Small Companies Fund)
Principal Investment Strategies
20. Under “Principal investment strategies” when discussing how GMO selects equity investments, please provide examples of “superior fundamentals” and describe the factors GMO considers when determining whether “investor sentiment” has improved. Please also consider describing in additional detail how GMO uses factors and models to implement the Funds’ principal investment strategies and how they may differ for each Fund.

Securities and Exchange Commission	June 29, 2010
Response: The requested changes have been made by providing examples of “superior fundamentals” and “ improving investor sentiment,” and by adding disclosure that the factors considered and models used by the Manager may change over time based on the Manager’s assessment of what combination of models and factors are best positioned to achieve each Fund’s investment objective.
Real Estate Fund
Principal Investment Strategies
21. Please consider adding disclosure, if applicable, that the Fund may invest in REITs that make both equity and fixed income investments.
Response: The requested change has been made.
22. Please consider deleting the portion of the Fund’s definition of “real estate-related investments” relating to “products or services related to the real estate industry” because that portion of the definition may be overly broad and could potentially include investments with very limited connections to real estate.
Response: The requested change has been made.
Principal Risks
23. Under “Market Risk – Fixed Income Securities,” please describe in additional detail how the risk is linked to the Fund’s principal investment strategies.
Response: The requested change has been made.
International Intrinsic Value Fund
Principal Investment Strategies
24. When discussing how GMO selects equity investments, please explain, or give examples of, the term “momentum measures.”
Response: The Registrant notes that the term “momentum measures” has the same meaning as “improving investor sentiment” for purposes of disclosing how GMO selects equity investments for the Fund. Because the Registrant has added additional disclosure regarding “improving investor sentiment,” the Registrant has determined to delete the subject sentence.
25. Please explain how the Fund’s principal investment strategies are linked to “intrinsic value.”

Securities and Exchange Commission	June 29, 2010
Response: The Registrant generally considers intrinsic value to be synonymous with fundamental value and notes that the Fund’s name since January, 2001 is based on its strategy of selecting equity investments that GMO believes are trading at prices below what the Manager believes to be their fundamental value and/or have superior fundamentals.
Foreign Small Companies Fund
Principal Risks
26. Under “Smaller Company Risk,” please consider deleting the reference to “mid-cap companies” or, alternatively, disclose under “Principal investment strategies” that the Fund may invest in mid-cap companies.
Response: The Registrant has deleted the reference to mid-cap companies under “Smaller Company Risk.”
International Small Companies Fund
Principal investment strategies
27. In the first sentence under “Principal investment strategies,” please explain in simpler terms how the Fund defines “small companies” for purposes of the Fund’s market capitalization parameters.
Response: The requested change has been made.
Emerging Markets Fund and Emerging Countries Fund
Principal Investment Strategies
28. Please provide a more detailed explanation of the terms “emerging markets” and “emerging countries” with respect to the principal investment strategies of Emerging Markets Fund and Emerging Countries Fund, respectively.
Response: The requested changes have been made.
29. Please describe the similarities and differences between the Funds’ principal investment strategies.
Response: The Registrant notes that, historically, each Fund was managed with different outperformance goals relative to the Funds’ benchmark. Although the Funds apply a similar investment process, GMO Emerging Countries Fund focuses its investments in securities with higher trading volumes than Emerging Markets Fund.

Securities and Exchange Commission	June 29, 2010
Emerging Markets Fund, Emerging Countries Fund, and Taiwan Fund
Principal Investment Strategies
30. Please describe in additional detail, or provide examples of, quality and macroeconomic models used by GMO when evaluating and selecting countries, sectors, and equity investments for the Funds.
Response: The requested changes have been made.
Flexible Equities Fund
Principal Investment Strategies
31. Please explain why the Fund does not have a concentration policy pursuant to Section 8(b) of the 1940 Act.
Response: The Registrant notes that the Fund does not have a concentration policy pursuant to Section 8(b) of the 1940 Act because the Fund does not invest more than 25% of the value of its assets in any one industry. The Registrant notes that the Guides to Form N-1A reaffirm that concentration is an industry-based concept.
Principal Risks
32. Given that the Fund invests substantially all of its assets in Japan as of the date of the Prospectus, please consider disclosing any additional risks specific to investing in Japan.
Response: The Registrant believes that “Foreign Investment Risk” adequately describes the principal risks the Fund is exposed to by virtue of investing in Japan. In addition, given the Fund’s flexible investments strategies as suggested by its name, the Registrant does not feel it is appropriate to add additional disclosure specific to Japan, as the Fund’s investors understand that the Fund may reallocate its investments at any time.
Fixed Income Funds
Principal Investment Strategies
33. Please describe in additional detail the factors and models used by GMO to select individual fixed income investments for the Funds.

Securities and Exchange Commission	June 29, 2010
Response: The requested change has been made.
Principal Risks
34. For each Fixed Income Fund, please consider adding “prepayment risk” as a principal risk. For each Fixed Income Fund that invests in, or has exposure to, below investment grade securities, consider adding “junk bond risk” or “below investment grade risk” as a principal investment risk.
Response: The Registrant notes that the risks associated with the prepayment of fixed income securities and with investment in below investment grade securities are described generally in the “Description of Principal Risks” section of the Prospectus under “Market Risk – Fixed Income Securities Risk” and “Credit and Counterpart Risk,” respectively. The Prospectus is organized in a manner such that each Fund’s summary provides a brief summary of each principal risk of investing in the Fund, and Fund investors can refer to the “Description of Principal Risks” section for more detailed information regarding those risks. This organization is consistent with the requirements of Form N-1A, which requires brief summaries of a Fund’s principal risks under Item 4, with more detailed descriptions of those risks under Item 9. Given these requirements, the Registrant believes that providing more detailed disclosure regarding prepayment risk and below investment grade risk in the Fund summaries would result in unnecessary repetition.
Domestic Bond Fund, International Bond Fund, Strategic Fixed Income Fund, Global Bond Fund, Asset Allocation Bond Fund, and Asset Allocation International Bond Fund
Benchmarks
35. Given each Fund’s principal investment strategies, please consider using an alternative primary performance benchmark for each Fund or provide an explanation of why each Fund’s primary performance benchmark is an appropriate one for the Fund.
Response: The Registrant believes that the benchmarks for International Bond Fund and Global Bond Fund are appropriate because each Fund is managed to, and seeks to add value relative to, its benchmark. The Registrant believes that the benchmark for Domestic Bond Fund is appropriate because, when pursuing an active investment program, the Fund was managed to, and sought to add value relative to, its benchmark. The Registrant believes that the benchmarks for Strategic Fixed Income Fund, Asset Allocation Bond Fund, and Asset Allocation International Bond Fund are appropriate given the flexible nature of the Funds’ investment strategies, and the Registrant also notes that these Funds are not intended to be standalone investment products but rather are intended to be available for investment only by other GMO Funds and other GMO asset allocation clients. The Registrant intends to review the benchmarks for Strategic Fixed Income Fund, Asset Allocation Bond Fund, and Asset Allocation International Bond Fund with the Funds’ Board of Trustees at a future meeting.

Securities and Exchange Commission	June 29, 2010
Domestic Bond Fund
Principal Investment Strategies
36. Please describe any credit quality parameters in place for the Fund, including whether the Fund generally invests in or holds investment grade or below investment grade securities.
Response: The Registrant notes that the Fund is not pursuing an active investment program or making new investments, and that the “Principal investment strategies” section currently discloses that the Fund, based on its historic investments, has and may continue to have material exposure to below investment grade securities.
Short-Duration Investment Fund
Principal Investment Strategies
37. Please describe any credit quality parameters in place for the Fund, including whether the Fund generally invests in or holds investment grade or below investment grade securities, and the types of issuers in which the Fund typically invests, such as domestic or foreign issuers. Please also describe any maturity or duration parameters for the Fund, especially given the use of “Short-Duration” in the Fund’s name.
Response: The Registrant notes that the Fund is not pursuing an active investment program or making new investments, and that the “Principal investment strategies” section currently discloses the types of issuers in which the Fund typically invests and that the Fund has and may continue to have material exposure to below investment grade securities. The Registrant also notes that because the Fund is not pursuing an active investment program, GMO does not seek to maintain a specified interest rate duration for the Fund. The Registrant believes that this is consistent with Rule 35d-1 under the 1940 Act because Rule 35d-1(b) under the 1940 Act provides that the requirements of Rule 35d-1 apply at the time a Fund invests its assets, and that in the event a Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required. The Registrant notes, however, that the Fund’s interest rate duration as of May 31, 2010 is approximately 0.25 years, which is consistent with the use of “Short-Duration” in the Fund’s name.
Short-Duration Collateral Fund and Short-Duration Collateral Share Fund
Principal Investment Strategies
38. Please explain the use of the term “Collateral” in the Funds’ names and indicate how the Funds’ names are tied specifically to the Funds’ investment strategies.

Securities and Exchange Commission	June 29, 2010
Response: The Registrant notes that the term “Collateral” in Short-Duration Collateral Fund’s name references the fact that the Fund served as a vehicle for other GMO Funds to invest their cash to seek a return comparable to LIBOR. Short-Duration Collateral Share Fund uses “Collateral” in its name because it invests substantially all of its assets in Short-Duration Collateral Fund.
39. Please describe any maturity or duration parameters for the Funds, especially given the use of “Short-Duration” in the Funds’ names.
Response: The Registrant notes that Short-Duration Collateral Fund is not pursuing an active investment program or making new investments. Because of this, GMO does not seek to maintain a specified interest rate duration for the Fund. The Registrant believes that this is consistent with Rule 35d-1 under the 1940 Act because Rule 35d-1(b) under the 1940 Act provides that the requirements of Rule 35d-1 apply at the time a Fund invests its assets, and that in the event a Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required. The Registrant notes, however, that SDCF’s interest rate duration as of May 31, 2010 is approximately 0.28 years, which is consistent with the use of “Short-Duration” in the Fund’s name.
U.S. Treasury Fund
Principal Risks
40. Under “Focused Investment Risk” in the Fund’s summary, please consider stating explicitly that the Fund focuses its investments in U.S. Treasury securities.
Response: The requested change has been made.
Asset Allocation Bond Fund and Asset Allocation International Bond Fund
Principal Investment Strategies
41. Please describe any maturity or duration parameters for the Funds.
Response: The Registrant notes that the Funds’ “Principal investment strategies” sections currently disclose that the Funds are permitted to invest in bonds of any kind and that GMO does not seek to maintain specified interest rate durations for the Funds, and that each Fund’s interest rate duration will change depending on the Fund’s investments and GMO’s current outlook on different sectors of the bond market. Although the Registrant believes this disclosure is adequate, the Registrant has added disclosure clarifying that the Funds may invest in bonds of any maturity, duration, or credit quality.

Securities and Exchange Commission	June 29, 2010
U.S. Equity Allocation Fund
Principal Investment Strategies
42. Given the Fund’s stated investment objective to achieve total return greater than that of its benchmark, the Russell 3000 Index, please consider deleting disclosure under “Principal investment strategies” that the Fund seeks exposure to U.S. equity securities in the Wilshire 5000 Stock Index.
Response: The requested change has been made.
International Equity Allocation Fund, International Opportunities Equity Allocation Fund, Global Equity Allocation Fund, and World Opportunities Equity Allocation Fund
Principal Investment Strategies
43. Given that the disclosed principal investment strategies for each Fund are substantially similar, please explain how the Funds’ principal investment strategies differ.
Response: The Registrant notes that each Fund has a different performance benchmark and has an investment objective to seek total return greater than that of its benchmark. Each Fund’s investment process begins with a universe of investments generally represented by the Fund’s benchmark, and each Fund is managed to try to achieve its investment objective while also having lower volatility than its benchmark.
Strategic Opportunities Allocation Fund
Performance
44. In the “Average Annual Total Returns” table in the Fund’s summary, please list the Fund’s broad-based securities indices before the Fund’s primary performance benchmark that is computed by GMO.
Response: The requested change has been made.
Alpha Only Fund
Benchmark
45. Given the Fund’s principal investment strategies, please consider using an alternative primary performance benchmark for the Fund or provide an explanation of why the Citigroup 3 Month Treasury Bill Index is an appropriate performance benchmark for the Fund.

Securities and Exchange Commission	June 29, 2010
Response: The Registrant believes that the Citigroup 3-Month Treasury Bill Index is an appropriate benchmark for the Fund and notes that other investment companies with a long/short investment strategy also use the Citigroup 3-Month Treasury Bill Index and similar short-term Treasury Bill indices. The Fund seeks to construct a portfolio with long investment exposure to asset classes and sub-asset classes that it expects will outperform relative to the asset classes and sub-asset classes to which it has short investment exposure. As a result, the Fund expects to have low correlation with the overall movements of the broader global asset classes in which it invests. The Fund’s overall return is expected to be based on GMO’s ability to predict which asset or sub-asset classes will outperform other asset or sub-asset classes.
Additional Summary Information About the Funds
Purchase and sale of Fund shares
46. In the first paragraph, please delete all disclosure other than the first two sentences and include elsewhere in the Prospectus because such disclosure is not explicitly permitted by Item 6 of Form N-1A.
Response: The requested changes have been made.
47. Please delete the second paragraph and include elsewhere in the Prospectus because such disclosure is not explicitly permitted by Item 6 of Form N-1A.
Response: The requested change has been made.
48. In the third paragraph, please delete all cross references to other sections of the Prospectus and delete the last sentence relating to waiver of investment minimums and include elsewhere in the Prospectus because such disclosure is not explicitly permitted by Item 6 of Form N-1A.
Response: The requested changes have been made.
Minimum Investment Criteria for Class Eligibility
49. In the minimum investment criteria and eligibility tables, please delete the column disclosing the Funds’ shareholder service fees and the footnotes to the tables or disclose elsewhere in the Prospectus because such disclosure is not explicitly permitted by Item 6 of Form N-1A or, alternatively, please explain why including such disclosure is appropriate.
Response: The requested changes have been made.

Securities and Exchange Commission	June 29, 2010
50. Please delete the first three paragraphs on page 140 of the Prospectus following the minimum investment criteria and eligibility tables because such disclosure is not explicitly permitted by Item 6 of Form N-1A or, alternatively, please explain why including such disclosure is appropriate.
Response: The requested changes have been made.
51. In the fourth paragraph on page 140 of the Prospectus following the minimum investment criteria and eligibility tables, please delete all of the disclosure except for the first, second, and fourth sentences because such disclosure is not explicitly permitted by Item 6 of Form N-1A.
Response: The requested changes have been made.
52. Please delete the fifth paragraph on page 140 of the Prospectus following the minimum investment criteria and eligibility tables because such disclosure is not explicitly permitted by Item 6 of Form N-1A.
Response: The requested change has been made.
Name Policies
53. For Funds with the words “international,” “global,” or “world” in their names, please disclose in the Prospectus that the Funds will invest in at least three countries and will invest at least 40% of their “assets” (as defined in this section) in investments tied economically to countries outside the United States.
Response: The Registrant notes that the Prospectus, under the “Name Policies” section, currently discloses that Funds with the term “international,” “global,” or “world” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. Similar disclosure is included in the Funds’ Statement of Additional Information. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not subject to Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”)

Securities and Exchange Commission	June 29, 2010
GMO Trust Class M Prospectus1
54. Under “Additional Summary Information About the Funds – Purchase and sale of Fund shares,” please disclose the investment minimums for each Fund in accordance with Item 6 of Form N-1A.
Response: The requested change has been made by adding disclosure that Funds do not impose investment minimums for the purchase of Class M shares, but that financial intermediaries, brokers, or other agents offering Class M shares on behalf of the Funds may impose their own investment minimums.
Statements of Additional Information
55. Please provide specific disclosures relating to the new enhanced governance disclosure requirements for mutual fund directors set forth in Item 17 of Form N-1A.
Response: The Registrant notes that these disclosures are included in the Registrant’s Rule 485(b) registration statement filing, which will become effective under the Securities Act on June 30, 2010.
If you have any questions or would like any clarification concerning the foregoing, please feel free to call me at your convenience at 617-951-7392.
Very truly yours,
/s/ Andrew D. Wilkins
Andrew D. Wilkins
cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP
Elizabeth J. Reza, Esq., Ropes & Gray LLP

[1]	Any prior comments to the Multiclass Prospectus in comments 1-53 that also apply to the Class M Prospectus will be addressed as set forth above in the responses to comments 1-53.